

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

John Campi
Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

      Re: SKYX Platforms Corp.
          Registration Statement on Form S-3
          Filed May 5, 2023
          File No. 333-271698

Dear John Campi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing